UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 23, 2012.

Exhibit 99.1

Golar LNG: Special General Meeting

In connection with Golar LNG Limited's intention to delist from the Oslo Stock Exchange and further to the press release of May 8, 2012 announcing details of the Special General Meeting to seek shareholder approval for this, a copy of the notice, agenda and associated material can be found on our website at http://www.golarlng.com and in the attachment below.

Golar LNG Limited
Hamilton, Bermuda
May 23, 2012

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

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GOLAR LNG LIMITED

NOTICE OF SPECIAL GENERAL MEETING OF THE SHAREHOLDERS

June 18, 2012

NOTICE IS HEREBY given that a Special General Meeting of the Shareholders of Golar LNG Limited (the "Company") will be held on June 18, 2012 at 12 noon at Fourth Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda for the following purpose, additional details of which are contained in the document annexed hereto as Exhibit A:

To approve the delisting of the Company's Common Stock from the Oslo Stock Exchange ("OSE") and to authorize any Director or Officer of the Company to take all actions necessary, appropriate or advisable to delist the Common Stock from the OSE including preparation, execution and delivery of applications, documents, forms and agreements with the OSE.

The Board of Directors of the Company have proposed and recommended the delisting of the Company's Common Stock from the OSE.

By Order of the Board of Directors

Georgina E. Sousa
Company Secretary

Dated: May 18, 2012

Notes:

1.	The Board of Directors has fixed the close of business on May 4, 2012, as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

2.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	The resolution set out above is an Extraordinary Resolution, approval of which will require the affirmative vote of two thirds of the votes cast.
4.	A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

The following information is applicable to holders of shares registered in the United States only:
We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders' receipt of proxy materials and lower the costs and reduce the environmental impact of this Special General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement via the Internet and how to vote online.

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YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

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Golar LNG Limited (the "Company")

Form of Proxy for use at the Special General Meeting to be held on June 18, 2012

I/We
...

Of
...

being (a) holder(s) of.......................................................Ordinary Shares of $1.00 each of the above-named Company hereby appoint the duly appointed Chairman of the meeting or

.................................................
to act as my/our proxy at the Special General Meeting of the Company to be held on June 18, 2012 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Resolution	For	Against

To approve the delisting of the Company's Common Stock from the Oslo Stock Exchange (''OSE'') and to authorize any Director or Officer of the Company to take all actions necessary, appropriate or advisable to delist the Common Stock from the OSE including preparation, execution and delivery of applications, documents, forms and agreements with the OSE.

Date.....................................................................           Signature.....................................................................

Notes:

1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.
5.	If it is desired to appoint by proxy any person other than the Chairman of the Meeting his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6.	This proxy should be completed and sent to the following address, by not later than 48 hours before the time for holding the meeting.
Holders of Shares registered on the Oslo Stock Exchange should return their Proxy Forms to:

Nordea Bank Norge ASA
Issuer Services
PO Box 1166 Sentrum
0107 Oslo, Norway
Fax: +47 22 48 49 90/ +47 22 48 63 49

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EXHIBIT A

GOLAR LNG LIMITED

DE-LISTING FROM OSLO STOCK EXCHANGE

Golar LNG Limited has maintained a dual listing on NASDAQ and the Oslo Stock Exchange ("OSE") for several years. The Company's shares were originally listed on the OSE in July, 2001 and were subsequently listed on NASDAQ in the US in December, 2002. The Board has monitored the benefit of having two separate listings throughout this period.

In recent years, there has been a significant increase in trading in the Company's stock in the US, whilst only limited volumes have traded in Norway. The concentration of trades in the US is further supported by the fact that less than 18% of the total shares of the Company, excluding World Shipholding, are currently held in the Norwegian VPS system.

The Board has therefore concluded, supported by these facts, that there are limited benefits in continuing with two separate listings. It is clear that a single listing on NASDAQ and a delisting from the OSE will lead to significant cost reductions, clearer regulatory requirements, a simplified filing process and most likely increased trading volume in the US as a function of the concentration of trading.

If the delisting from the OSE is approved, the Company will maintain a Norwegian branch Register for a minimum period of nine months. In addition, the Company will provide assistance to shareholders wishing to transfer their shares to the branch Register maintained in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 23, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer